FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1               Name and Address of Company

Tahoe Resources Inc. (“Tahoe” or the “Company”)
5310 Kietzke Lane, Suite 200
Reno, Nevada
89511

Item 2                Date of Material Change

September 3, 2018

Item 3                News Release

News releases were disseminated on September 3, 2018 and September 7, 2018, through the facilities of Canada Newswire and subsequently filed on SEDAR.

Item 4                Summary of Material Change

On September 3, 2018, Tahoe announced that the Constitutional Court of Guatemala (the “Constitutional Court”) issued its final resolution relating to the Company’s mining license for the Escobal mine in Guatemala (the “Resolution”). The Resolution reverses the Supreme Court of Guatemala’s ruling reinstating the Escobal mining license. It orders that the mining license will remain suspended until the Ministry of Energy and Mines (“MEM”) completes the ILO 169 consultation with the Xinka communities in the region of the Escobal mine.

On September 7, 2018, Tahoe announced further details of the Resolution, including a description of the four stage consultation process outlined by the Constitutional Court.

Item 5                Full Description of Material Change

On September 3, 2018, Tahoe announced that the Constitutional Court issued its final resolution relating to the Company’s mining license for the Escobal mine in Guatemala. The Resolution reverses the Supreme Court of Guatemala’s ruling reinstating the Escobal mining license. It orders that the mining license will remain suspended until MEM completes the ILO 169 consultation with the Xinka communities in the region of the Escobal mine.

On September 7, 2018, Tahoe announced further details of the Resolution, including a description of the four stage consultation process outlined by the Constitutional Court. The four stages include: (1) review, (2) pre-consultation, (3) consultation and (4) Supreme Court of Guatemala verification.

  Stage 1 – Review: Before the consultation can start, the Ministry of Environment (“MARN”) is required to work with the original consultant responsible for Escobal’s Environmental Impact Study (EIS) issued in 2011 in order to reconfirm the area of influence. The original EIS defined the area of influence as 10 communities within the municipality of San Rafael Las Flores, where the Escobal mine is located. Upon their review and reconfirmation of the area of influence, MARN is required to issue a formal resolution that defines the area to be used by MEM during the ILO 169 consultation process.

  Stage 2 – Pre-Consultation: The formal consultation process starts with the pre-consultation stage. The primary purpose of the pre-consultation stage is to define and agree to the terms, timeline and mechanisms under which the consultation will take place. This stage is to be moderated by MEM and to include various government agencies, ministries, academic institutions and community leaders along with Minera San Rafael (MSR) representatives.

  Stage 3 – ILO 169 Consultation: During the consultation stage the formal dialogue process takes place, in accordance with the terms agreed to during Stage 2. The principal counterparties involved in the dialogue process during this stage are limited to three: the Xinka indigenous communities who reside in the project’s area of influence (or their designated representatives), MSR’s representatives, and MEM, as the process coordinator.

  Stage 4 – Supreme Court Verification: Upon conclusion of the consultation process, MEM is required to submit the details and final results of the consultation process to the Supreme Court of Guatemala. The Supreme Court will then hold a hearing to certify with all three parties that the ILO 169 consultation process as outlined in the Constitutional Court’s resolution has been followed. After verification by the Supreme Court of the consultation process and the completion of other studies requested in the resolution, the Escobal license can be reinstated and the Company will be permitted to restart operations.

Information Regarding ILO 169

ILO 169 is the United Nation’s International Labor Organization (ILO) convention regarding Indigenous and Tribal Peoples in Independent Countries. The cornerstone principles of the ILO 169 Convention are consultation and participation – principles that Tahoe embraces. The Convention is intended to be an instrument for good governance and a tool for conflict resolution and reconciliation of diverse interests. The Convention does not contemplate a veto of development projects. In the case of the Escobal mine, a successful consultation process will identify any concerns from the Xinka indigenous communities in the area of influence and seek to determine, in good faith, acceptable mitigations to those concerns in order for the mine to restart operations.

Additional Requirements

In addition to the ILO 169 consultation process held by MEM, the Constitutional Court also established other requirements that must be completed as a condition for the Company to restart operations at Escobal, including studies related to archeology, health, and environmental compliance to confirm that the mine is meeting required standards.

Timeline for Completion

The Resolution does not define a timeline for completion of the consultation process. It does mandate, however, that all parties must agree to a satisfactory timeline during the pre-consultation stage. While we cannot predict the timeline for completion of the consultation process, in a case involving the OXEC hydroelectric plant, MEM completed the consultation within 6 months.

Item 5.2             Disclosure for Restructuring Transactions

Not applicable.

Item 6                Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                Omitted Information

Not applicable.

Item 8                Executive Officer

Cassandra Joseph

VP Corporate Secretary & Associate General Counsel Telephone: (775) 448-5800

Item 9                Date of Report

September 11, 2018

This report contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the US Exchange Act, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and “forward-looking information” under the provisions of applicable Canadian securities legislation. Forward -looking statements include, but are not limited to, statements related to the Guatemalan Constitutional Court’s formal resolution regarding Escobal’s mining license, the requirement that MEM complete ILO 169 Consultation before the mining license can be reinstated, the description of the four stage process outlined in the resolution and the Company’s expectation that it will be permitted to restart operations once the Guatemala Supreme Court has verified the consultation process and the other requirements of the Constitutional Court’s final resolution have been complied with.

Forward-looking statements are based on certain assumptions and are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such assumptions include the assumption that compliance with the Constitutional Court’s final resolution will result in the Company being permitted to restart operations at Escobal, and such risks include the timing for completion and results of the proposed ILO 169 Consultation with the Xinka communities in the region of the Escobal mine and the risk that the Supreme Court does not verify the consultation process or the risk that the Company is seen as not having complied with all of the terms of the Constitutional Court’s final resolution. Assumptions, risks and uncertainties are discussed in more detail in our public filings available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.